EXHIBIT (a)(1)(viii)

Form of Confirmation E-mail

Dear [Name],

Thank you for your submission of your election to participate in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock For Replacement Options (referred to as the “Offer” or “Offer to Exchange”). We confirm with this e-mail that we have accepted your election to participate and have canceled the eligible options you validly exchanged pursuant to the Offer. In exchange for the eligible options you validly exchanged, you now have the right to receive replacement options with a grant date of                             , 2009 entitling you to purchase a number of shares of our common stock determined by the exchange ratios described in the Offer to Exchange, at an exercise price of $         per share.  The replacement options should be reflected in your stock options statement within 30 to 45 days.

If you have any questions, please send us an e-mail at bebe@sos-team.com.